UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-44118

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAGLICH BROTHERS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

37 MAIN STREET
(No. and Street)

COLD SPRING HARBOR (City) NY (State) 11724 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL TAGLICH (Name) 631-757-1500 (Area Code – Telephone Number) OHR@TAGLICHBROTHERS.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580 (Address) HAPPAUGUE (City) NY (State) 11788 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Taglich _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Taglich Brothers, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Taglich Brothers, Inc.

Financial Statements

and Supplemental Information

For The Year Ended December 31, 2025

TAGLICH BROTHERS, INC.
DECEMBER 31, 2025

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Taglich Brothers, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Taglich Brothers, Inc.'s auditor since 2022.

Hauppauge, New York
April 9, 2026

Nawrocki Smith LLP

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	166,135
Deposit with clearing broker		100,000
Due from clearing broker, net		89,536
Securities, at fair value		628,344
Customer receivables, less allowance for credit losses of $142,848		2,105,641
Prepaid expenses and other assets		23,323
Property and equipment, net of accumulated depreciation		32,578
Operating lease right-of-use asset		111,760
Due from stockholders		282,260
Due from employee		29,542
TOTAL ASSETS	**$**	**3,569,119**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	2,563,588
Client advances - financial research		7,500
Operating lease liability - current portion		50,729
TOTAL CURRENT LIABILITIES		2,621,817
OPERATING LEASE LIABILITY - NET OF CURRENT PORTION		65,258
TOTAL LIABILITIES		2,687,075
STOCKHOLDERS' EQUITY:		
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional paid-in capital		844,277
Retained earnings		137,317
Treasury stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		882,044
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**3,569,119**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Private placement and investment banking income	$ 2,360,661
Asset management fees	604,338
Unrealized losses on principal transactions	(269,639)
Commissions	134,667
Financial research and internet website listings	116,165
Miscellaneous income	224
Interest and dividend income	135,234
TOTAL REVENUE	3,081,650

EXPENSES:

Compensation and benefits	1,810,203
Professional fees	1,044,764
Office and other	613,215
Clearance fees, commissions, and floor brokerage	135,992
Regulatory fees	83,907
Administrative management fees - related party	61,576
Rent	55,927
Bad debt expense	44,097
Travel, entertainment, and promotion	42,831
Interest expense	38,676
Technology	38,088
Dues and subscriptions	14,753
Depreciation expense	11,958
Research expense	1,903
TOTAL EXPENSES	3,997,890
INCOME BEFORE PROVISION FOR FRANCHISE TAXES	(916,240)
PROVISION FOR FRANCHISE TAXES	(13,943)
NET LOSS	$ (902,297)

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance, January 1, 2025	$ 1,784,341	$ 130	$ 844,277	$ 1,039,614	$ (99,680)
Net loss	(902,297)	-	-	(902,297)	-
Balance, December 31, 2025	$ 882,044	$ 130	$ 844,277	$ 137,317	$ (99,680)

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(902,296)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Bad debt expense		44,097
Depreciation expense		11,958
Unrealized/ Realized losses on principal transactions		269,639
Noncash private placement and investing banking income		(810,341)
Noncash private placement and investing banking costs and expenses		810,341
Amortization of operating lease right-of-use asset		46,031
Adjustment for uncollectible interest income		1,230
(Increase) decrease in operating assets:		
Due from clearing broker		(55,804)
Securities, at fair value		393,052
Customer receivables		(512,315)
Prepaid expenses and other current assets		13,604
Decrease (Increase) in operating liabilities:		
Accounts payable and accrued expenses		707,925
Client advances - financial research		(1,500)
Operating lease liability		(46,228)
NET CASH USED FOR OPERATING ACTIVITIES		(30,607)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Collection of note receivable		241,242
Shareholder loan		(282,260)
Employee loan		(29,542)
NET CASH USED FOR INVESTING ACTIVITIES		(70,560)
NET DECREASE IN CASH AND RESTRICTED CASH		(101,167)
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR		367,302
CASH AND RESTRICTED CASH AT END OF YEAR	**$**	**266,135**
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Cash paid during the year for:		
Interest	**$**	**38,676**
Income taxes paid	**$**	**4,645**
Income tax refunds received	**$**	**18,588**

RECONCILIATION OF CASH AND RESTRICTED CASH:

The following table provides a reconciliation of cash reported within the Statement of Financial Condition that sum to the same amounts shown in the Statement of Cash Flows

Cash	**$**	**166,135**
Deposit with clearing broker		**100,000**
	$	**266,135**

The accompanying notes are an integral part of these financial statements.

1 -   ORGANIZATION AND NATURE OF BUSINESS

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, and engaging in investment banking services. The Company is located in Cold Spring Harbor, New York.

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used to (1) value allowance for credit losses for website research, (2) value level three securities and (3) calculate stock compensation.

Customer Receivables

The Company accounts for its financial instruments under the guidance of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Company carries its customer receivables at cost, less an allowance for credit losses. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. See Note 5.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company accounts for revenue under the provisions of ASC Topic 606, "Revenue from Contracts with Customers" ("ASC 606"). Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The following table presents our total revenues separated for revenues from contracts with customers and other sources of revenues:

Revenues from contracts with customers:	
Private placement and investment banking income	$ 2,360,661
Asset management fees	604,338
Commissions	134,667
Financial research and internet website listings	116,165
Total revenue from contracts with customers	3,215,831
Other sources of revenue:	
Unrealized gains on principal transactions	(269,639)
Other income	224
Interest and dividend income	135,234
Total other sources of revenue	(134,181)
Total revenues	$ **3,081,650**

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The following provides detailed information on the recognition of our revenues from contracts with customers:

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing private debt. Private placement and investment banking income is recognized as revenue upon completion of the underlying transaction based on the terms of the agreement. The Company may receive securities or warrants of the Company for which services were performed. The Company recognizes revenue based on the estimated fair value of the securities or warrants received. Any expenses reimbursed by our clients are recognized as investment banking income. During 2025, the Company recognized $810,341 of noncash compensation where warrants were received or will be received.

Costs associated with these transactions are recognized when incurred.

Asset management fees: The Company earns asset management fees in connection with investment advisory services provided to various funds and accounts. Management fees are determined at the beginning of the quarter based on the value of the account. The Company is currently recording one-third of the fee in each month of the quarter.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Commissions: The Company earns commission revenue by executing, settling and clearing transactions for clients through its clearing broker. Trade execution and clearing services, when provided together; represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues are recognized at a point in time on the trade-date and are generally received on the settlement date.

Financial research and internet website listings: The Company enters into agreements with entities to provide research reports on its website so investors can make informed investment decisions. According to these agreements, the Company is obligated to post an initial research report and provide quarterly updates thereafter for each entity. Each entity remits an initial deposit and a monthly payment according to its related agreement. These payments are initially classified as client advances – financial research, and are recognized as revenue as the research report is released for each entity.

Principal transactions: Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Realized and unrealized changes in fair value are recognized in principal transactions in the period in which the change occurs.

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2025.

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction. For the Company's asset management agreements, where fees are calculated based on the net asset value of the fund or separately managed account, future revenues associated with remaining performance obligations cannot be determined as such fees are subject to fluctuations in the market value of investments held by the fund or separately managed account.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (client advances) until the performance obligations are satisfied.

Net receivables related to revenues from contracts with customers amounted to $2,105,641 at December 31, 2025. Client advances amounted to $7,500 at December 31, 2025. The Company recognized revenue of $9,000 in the year ended December 31, 2025 that was included in client advances at December 31, 2024.

Contract Costs

The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Disaggregation of Revenue

The Company does not disaggregate revenue other than by product line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company accounts for leases under the provisions of ASC Topic 842, "Leases" ("ASC 842"). The standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classify as either operating or finance leases. The provisions of ASC 842 had a significant effect on the Company's statement of financial condition resulting in increased assets and liabilities.

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. The implicit rate within the Company's operating leases are generally not determinable and, therefore, the Company uses the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of the Company's incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate for each lease using its estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is considered unless it is reasonably certain the Company will not exercise the option.

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." See Note 6 for discussion of fair value measurements.

2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.   Expenditures that enhance the useful lives of the assets are capitalized and depreciated. Maintenance and repairs are expensed as incurred. When properties are retired or otherwise disposed of, related costs and related accumulated depreciation are removed from the accounts.

Useful lives are as follows:

Furniture and fixtures	7 years
Equipment	5 years
Leasehold improvements	Life of lease

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for federal and New York State purposes. As an S corporation, the Company is not subject to federal or New York State income taxes but is liable for state franchise taxes. Accordingly, no provision for federal and New York income taxes has been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the stockholders.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2025, the Company had no material unrecognized tax benefits.

The Company files federal and New York State income tax returns subject to varying statutes of limitations. The Company is no longer subject to federal and New York examinations by tax authorities for the years before 2022.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 9,2026. Subsequent to December 31, 2025, the company became aware of the following:
The Company determined to cease its broker-dealer operations. Management plans to transfer all remaining customer accounts to another broker-dealer on April 27, 2026. Following confirmation that the account transfers have been completed, the Company intends to file a Form BDW with the Financial Industry Regulatory Authority and an ADV-W with the U.S. Securities and Exchange Commission on April 28, 2026, formally withdrawing its registrations as a broker-dealer and investment adviser. Management expects these actions to effectively terminate the Company's regulated operations.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $89,536 at December 31, 2025 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 89,562	$ -
Fees and commissions payable	-	26
	$ 89,562	**$ 26**

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

The Company's due from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver and accrued interest receivables. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

4 -   OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 -   CUSTOMER RECEIVABLES AND PAYABLES

Customer receivables and payables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2025, customer receivables related to the investment banking business consisted of unissued warrants valued at $1,943,761. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement and were revalued as of December 31, 2025. See Note 9 for further information.

As of December 31, 2025, customer receivables related to the website research and the financial advisory business were $142,848. The Company estimated an allowance for credit losses to be $142,848 at December 31, 2025.

Included in accounts payable and accrued expenses is $1,943,761 of accrued stock compensation that is payable to the Company's representatives as of December 31, 2025.

6 -   FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;

- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

Common Stock

Common stock that is listed on a securities exchange or that are traded on a listed market are fair valued at their last sale price on the measurement date on the largest securities exchange or listed market on which such securities are traded.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of common stock that is not listed on an exchange and that is not traded on a listed market, and for which no external pricing services or broker-dealer quotations is available, is estimated in good faith by the Company. The Company has one investment in a private operating company whose shares do not trade on established exchanges. At December 31, 2025, the investment in the one common stock of $75,909 was measured at fair value based upon an independent valuation performed of the Investee.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Common stock:				
Service	$ 310,210	$ -	$ -	$ 310,210
Industrial	108,982	-	-	108,982
Technology	132,417	-	75,909	208,326
Total Common Stock	$ 552,434	$ -	$ 75,909	$ 628,344

Level 3 Information

There were no purchases or sales of level 3 securities during the year ended December 31, 2025. In the year ended December 31, 2025, there were no transfers to or from level 3. The Company valued its investment in the level 3 common stock based upon an independent appraisal of the investee. The estimated fair market value of the common stock was $0.22 per share.

7 - CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Customer Receivables and Total Revenue

At December 31, 2025, one customer accounted for approximately 79% of net customer receivables.

For the year ended December 31, 2025, two customers accounted for approximately 59% of the Company's total revenue of which one customer accounted for approximately 45%.

8 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2025:

Equipment	$	57,731
Furniture and fixtures		49,768
Leasehold improvements		36,956
		144,455
Less: accumulated depreciation		111,877
	$	**32,578**

Depreciation expense totaled $11,958 for the year ended December 31, 2025.

9 - RELATED PARTY TRANSACTIONS

Administrative Management Fees

The Company operates under an expense sharing agreement and pays a monthly administrative management fee to an affiliated corporation. Administrative management fees of $61,576 were incurred during the year ended December 31, 2025.

9 -   RELATED PARTY TRANSACTIONS (CONTINUED)

Commissions and Underwriting Income

The Company received commissions and underwriting income of $2,360,661 during the year ended December 31, 2025 related to certain investment banking transactions in which the officers or certain employees of the Company are either stockholders or directors of the companies for which funds were raised.   The commissions and underwriting income are classified as part of private placement.

Customer Receivables

At December 31, 2025, the Company was owed $2,105,641 from companies in which the officers or certain employees of the Company are either stockholders or directors of the companies for which funds were raised.

Notes Receivable and Accrued Interest

The Company received two Convertible Subordinated Notes as partial payment for private placement services performed prior to 2025 for an entity (the "Entity") in which officers or certain employees of the Company were either stockholders and/or directors. The Notes had interest rates of 6% and 7% respectively.   Notes receivable and accrued interest consisted of the following at January 01, 2025.

	Notes Receivable	Accrued Interest	Total
6% Convertible Subordinated Note	$ 213,242	$ 1,066	$ 214,308
7% Convertible Subordinated Note	28,000	164	28,164
	$ 241,242	$ 1,230	$ 242,472

The principal amounts of $241,242 were paid in full in January 2025. The Company agreed to waive the accrued interest of $1,230.

Loan receivable - Stockholders

In addition, during the year the company paid various expenses on behalf of the stockholders. These costs were classified as a loan receivable from stockholders. The Loan receivable had an outstanding balance of $282,260 as of December 31, 2025.

9 - RELATED PARTY TRANSACTIONS (CONTINUED)

<u>Loan receivable - Employee</u>

During the year the company paid various expenses on behalf of an employee. These costs were classified as a loan receivable from employee. The Loan receivable had an outstanding balance of $29,542 as of December 31, 2025.

10 - OPERATING LEASE

On February 15, 2020, the Company's affiliate entered into a lease for its office space expiring on February 28, 2023 with an option to renew. On December 9, 2022, the lease was extended for five additional years commencing on March 1, 2023 and terminating February 28, 2028 pursuant to the terms of the original lease. The lease provides for scheduled increases in base rent. Monthly rent over the term of the lease averages approximately $4,661.

As the lease provides for scheduled increases in base rent, rent expense is charged to operations using the straight-line method over the term of the lease. This results in rent expense being charged to operations at inception of the lease in excess of required lease payments. This excess is reflected as a decrease in the operating lease ROU asset in the accompanying statement of financial condition.

The following tables present the components of lease expense and supplemental balance sheet information relating to the operating lease as of and for the year ended December 31, 2025.

Statement of Operations Information

Operating lease cost	$ 55,927

Statement of Financial Condition Information

Operating lease right-of-use asset	$ 111,760
Operating lease liability	$ 115,987

Remaining lease term (in years)	2.17
Weighted average discount rate	7.00%

10 - OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to the lease was as follows, for the year ended December 31, 2025:

Cash paid for amounts included
in the measurement of operating lease liabilities $ 56,124

Future minimum payments under the operating lease are as follows as of December 31, 2025:

Year Ending December 31,	Principal	Imputed Interest	Total
2026	$ 50,729	$ 6,518	$ 57,247
2027	55,579	2,813	58,392
2028	9,679	85	9,764
Total	$ 115,987	$ 9,416	$ 125,403

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company has net capital of $195,797, which was $24,109 in excess of its minimum required net capital of $171,688 and a total aggregate indebtedness of $2,575,315. The Company's net capital ratio was 13.15 to 1.

12 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not match employee contributions.

13 -   CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings, which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.

Gunter Settlement

On November 12, 2025, the Company entered into a Settlement Agreement with Woodrow W. Gunter II, individually and on behalf of his IRA, SEP-IRA, and as executor of the Estate of Evelyn Knight Gunter, to resolve all claims and counterclaims related to FINRA Arbitration No. 24-01917. Under the terms of the agreement, the Company and its affiliate agreed to make settlement payments totaling $350,000 in three installments through March 30, 2026. The agreement includes mutual releases of all claims related to the action and the parties' relationship through the date of the agreement, with no admission of liability by any party. The settlement also required resolution of a charging lien asserted by Gunter's former counsel, which was satisfied in connection with the first installment payment. At December 31, 2025 the Company had a balance owed of $150,000 related to this matter. Each party is responsible for its own legal fees and costs, and the terms of the settlement are subject to confidentiality provisions, except as required by law or regulatory inquiry. The Company considers the matter fully resolved and does not anticipate any further material impact related to this action. As of March 30, 2026, the liability related to this settlement has been fully paid.

Finra Regulatory Penalty

During the year ended December 31, 2025, the Company was subject to a regulatory action by the Financial Industry Regulatory Authority (FINRA). As part of a FINRA Acceptance, Waiver, and Consent ("AWC"), the Company agreed to pay a penalty of $60,000 in connection with this matter. The penalty has been accrued as of December 31, 2025 and is included in the financial statements under regulatory fees. Management does not expect this regulatory action to have a material adverse effect on the Company's ongoing operations. As of March 30, 2026, the liability related to this settlement has been fully paid.

14 -   **SEGMENTS**

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its president, who reviews financial information presented. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, and engaging in investment banking services. The CODM assesses performance and allocates resources based on the Company's Statement of Income as the Company's various services requires the CODM to manage and evaluate results of the business on a combined basis.

As a single reportable segment entity, the Company's segment performance measure is net income. See Note 2 for a description of the Company's disaggregated revenues by service provided. Significant segment expenses are presented in the Company's statement of income. See Note 7 for a description of the Company's customer receivables and total revenues concentrations.

See the Company's financial statements for other financial information regarding the Company's operating segment.

All of the Company's revenues are earned in the United States of America. All of the Company's assets are located in the United States of America.

SUPPLEMENTAL INFORMATION

TAGLICH BROTHERS, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL:

Total stockholders' equity			$ 882,044
Less: Non-allowable assets			
Securities owned, at fair value	$	149,577	
Accounts receivable, net of allowance for			
credit losses, in excess of commissions payable		-	
Notes receivable and accrued interest - related party		311,802	
Prepaid expenses		23,323	
Property and equipment		32,578	
			517,280
Net capital before haircuts on securities positions (tentative net capital)			364,764
Haircuts on Securities:			
Securities positions		113,954	
Undue concentration		53,651	
Money market		1,362	
			168,967
Net Capital			**$ 195,797**

COMPUTATION OF
 BASIC NET CAPITAL REQUIRED:

Minimum net capital required (6-2/3% of $2,515,314)	171,688
Minimum dollar net capital requirement of reporting broker/dealer	100,000
Minimum net capital requirements of broker/dealer	171,688
EXCESS NET CAPITAL	**$ 24,109**

Accounts payable and accrued expenses	2,563,588	
Client advances - financial research	7,500	
Operating lease liability in excess of operating lease ROU asset	4,227	
AGGREGATE INDEBTEDNESS		**$ 2,575,315**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**13.15**

There are no material differences between the preceding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2025, as amended on 3/30/2026.

See Report of Independent Registered Public Accounting Firm

TAGLICH BROTHERS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2025

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Taglich Brothers, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taglich Brothers, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which Taglich Brothers, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Taglich Brothers, Inc. stated that Taglich Brothers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) participating in underwriting as a selling group participant of corporate securities (other than mutual funds); (3) participating in private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements and the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
April 9, 2026

Nawrocki Smith LLP



TAGLICH BROTHERS, INC.
EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025

Taglich Brothers, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2025.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) participating in underwriting as a selling group participant of corporate securities (other than mutual funds); (3) participating in private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Michael Taglich, President

Taglich Brothers, Inc.

I, Michael Taglich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title:
Date: April 9, 2026